Corporate Office 150 King Street West, Suite 1500 P.O. Box 38 Toronto, ON M5H 1J9 Phone: +1 416 342 5560 Fax: +1 416 348 0303	UK Office 70 Oathall Road, Haywards Heath West Sussex, RH16 3EN United Kingdom Phone: +44 (0) 1444 411 900 Fax: +44 (0) 1444 456 901 www.lundinmining.com

NEWS RELEASE

LUNDIN MINING RELEASES 2008 FOURTH QUARTER RESULTS

Toronto, February 26, 2009 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin" or the "Company") today reported a net loss, before discontinued operations and impairment charges, of $131.9 million for the fourth quarter of 2008. Cash flow of $46.5 million was generated from operations during the quarter. Fourth quarter earnings were affected by after-tax, non-cash impairment charges of $576.0 million, a net loss from discontinued operations of $20.6 million and negative pricing adjustments relating to prior quarters of $94.3 million, a result of the sharp fall in metal prices. The net loss for the quarter was $728.5 million, or $1.77 per share.

Mr. Phil Wright, President and CEO commented, "The magnitude and speed of the fall in base metal prices since September resulted in a very difficult fourth quarter. Like all base metals miners, Lundin has been greatly affected by the low metal price environment. However, we have taken the necessary measures to re-align our operations and a clear focus has emerged that is centered on our three core assets: Neves-Corvo, Zinkgruvan and Tenke.

"Neves-Corvo and Zinkgruvan continue to deliver good operational results with steady, low-cost production. We have reduced capital and operating costs, taking care not to impair future production capacity, and expect Neves-Corvo, Zinkgruvan and Aguablanca to be free cash flow* positive at today’s prices.

"At the same time, Tenke is ramping up and will begin producing in the second quarter of 2009, generating cash from operations and only requiring limited capital contributions in 2009".

Commenting on the Company’s financial position Mr. Wright said "We are in discussions with our banking syndicate to establish a suitable restructured credit facility and believe that once this is established, and with a clear focus on optimizing returns from our key assets, the Company will be well placed to weather the current conditions and respond when the inevitable upturn eventuates".

Highlights

  All operations performed in line with or ahead of internal expectations and production guidance for 2008 was met. Neves-Corvo, Zinkgruvan and Aguablanca achieved record tonnage, mined and processed, and metal production exceeded 2007 levels.

  Sales during the quarter were heavily impacted by the decline in metal prices for all of the Company’s products. Sales for the quarter were $43.5 million, which included $94.3 million of negative adjustments related to the settlement of provisional sales and mark-to-market adjustments on outstanding provisional sales of $18.1 million.

  Cash flow from operations for the quarter was $46.5 million, compared to $80.3 million for the corresponding quarter in 2007.

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* Free cash flow is a non-GAAP measure defined as cash flows from operations, less sustaining capital expenditures. All amounts are expressed in US dollars unless otherwise noted.

LUNDIN MINING CORPORATION

  During the quarter, the Company satisfied its final obligations for Phase I capital funding of the Tenke copper/cobalt project.

  In November, the Company announced that it had entered into a plan of arrangement with HudBay Minerals Inc. (HudBay). In connection with the proposed business combination, HudBay subscribed for 96,997,492 common shares in the capital of Lundin through a private placement for proceeds of $111.4 million. The shares represent approximately 19.9% of Lundin Mining's outstanding common shares after issuance.

On February 23, 2009, the Company announced that it has agreed to terminate the arrangement on agreed terms.

Financial Position

  Net debt2 at December 31, 2008 was $145.5 million, down from a net debt of $194.8 at September 30, 2008 and compared to a net cash position of $35.8 million at December 31, 2007. The increase in net debt during the year was primarily attributable to the Company’s funding obligations for the Tenke project. These cash outflows amounted to $264.1 million. The outflows in respect of Tenke were partially offset by inflows of $111.4 million from the private placement transaction with HudBay.

  As at December 31, 2008, the Company was not in compliance with the tangible net worth covenant under its $575 million revolving line of credit facility, however, this requirement has been temporarily waived by the banking syndicate. The Company has obtained a waiver for a period up to June 5, 2009 during which it will work with the banking syndicate to establish a permanent and restructured facility. The intention is to complete this restructure well before June 5, 2009.

  The Company’s intention is to restructure the revolving credit facility, in conjunction with whatever other measures are required, to ensure adequate liquidity in the event that the present market volatility and depressed demand continue for the next two years.

  The Company drew down on its credit facility by $86.8 million in the fourth quarter bringing the total outstanding amount on the facility to $266.7 million. A site-remediation guarantee of $10.2 million brings the total committed under the facility to $276.9 million.

  Cash on hand at December 31, 2008 was $169.7 million.

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2 Net debt/(surplus) is a non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations.

LUNDIN MINING CORPORATION

Outlook

Production Outlook
(contained metal in tonnes)	2009
Copper*	90,000
Zinc	98,000
Lead	40,000
Nickel	6,800
* No tonnage included for Tenke

  Production for 2009 is expected to be lower than 2008 taking into account: Storliden and Galmoy (May 2009) mine closures; increased throughput at Zinkgruvan and slightly lower copper head-grade at Neves-Corvo.

  First copper production from Tenke copper/cobalt project is expected in the second quarter of 2009. Construction costs to complete Phase I of the project are expected to be below Freeport's previous capital cost estimate of $1.75 billion.

  As a result of deferral of capital expenditure, the forecast for first copper ore production from the Zinkgruvan copper deposit of 2010 is under review and may be delayed.

  Capital expenditures are expected to be around $130 million which includes: $70 million of sustaining capital; $20 million of new investment in existing operations relating to the Zinkgruvan copper project and the Neves-Corvo zinc expansion; and $40 million for Tenke (covering pro rata working capital, exploration drilling, expansion studies and other minor costs).

  Exploration expenditure is expected to be less than $20 million with around $10 million of this directed to expansion of copper resources at Neves-Corvo.

  Market outlook remains uncertain with an estimated 80% of zinc and over 40% of copper producers losing money after taking into account sustaining capital expenditures. Metal prices are expected to stabilize during 2009 with some potential for minor increases. The longer-term outlook for metal prices remains strong and supply difficulties are expected once world growth resumes.

  Operating plans have been developed for Neves-Corvo, Zinkgruvan and Aguablanca that should see them free cash flow positive at today’s prices. These will remain under active review during the year to adjust to changing circumstances.

  The Company’s funding and capital structure is expected to be finalized during the second quarter 2009.

LUNDIN MINING CORPORATION

Fourth Quarter 2008 Results
Financial and Operational Highlights

	Three months ended December 31		Year ended December 31
(USD $000s)	2008	2007	2008	2007
Sales	43.5	253.1	835.3	1,059.7
Earnings before undernoted	(65.8)	138.1	323.2	628.5
General exploration	(12.3)	(10.9)	(38.9)	(35.4)
Depletion, depreciation & amortization	(40.1)	(59.1)	(202.3)	(175.7)
(Losses) gains on forward sales contracts	(0.8)	18.6	(0.1)	(18.0)
Foreign exchange gains (losses)	(14.4)	(2.6)	(14.7)	(18.9)
Interest and bank charges	(4.6)	(4.2)	(14.7)	(13.4)
Other income and expenses	(1.6)	5.8	2.6	24.7
Gain on sale of investments	-	0.1	(1.3)	74.3
(Loss) earnings from continuing operations
before discontinued operations,
impairment and income taxes	(139.6)	85.8	53.8	466.1
Income tax recovery/(expense) on above	7.7	22.0	(4.8)	(115.8)

Net (loss) earnings after taxes before
discontinued operations and impairment	(131.9)	107.8	49.0	350.3
Net impairment	(576.0)	(350.0)	(769.0)	(350.0)
Net loss from discontinued operations **	(20.6)	(194.4)	(237.1)	(154.5)
Net loss	(728.5)	(436.6)	(957.1)	(154.2)

Shareholders' Equity	2,603.7	3,541.8	2,603.7	3,541.8
Cash flow from operations	46.5	80.3	215.0	373.4
Capital expenditures	105.7	99.8	538.5	250.3
Net debt/(surplus)*	145.5	(35.8)	145.5	(35.8)

*Net debt/(surplus) is defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations.
 ** The net impairment losses from Aljustrel are included in net loss from discontinued operations.

Key Financial Data	Three months ended December 31		Year ended December 31
(in US $ except per share amounts)	2008	2007	2008	2007
Shareholders' equity per share (i)	5.34	9.02	5.34	9.02
Pre- impairment charges and related taxes Basic and diluted earnings per share	(0.32)	0.27	0.12	1.03
Post- impairment charges & related taxes Basic and diluted (loss) earnings per share	(1.77)	(1.11)	(2.41)	(0.46)
Dividends	Nil	Nil	Nil	Nil
Equity ratio (i)	70%	75%	70%	75%
Shares outstanding:
Basic and diluted weighted average	412,476,706	392,443,360	396,416,414	338,643,242
End of period	487,433,771	392,489,131	487,433,771	392,489,131

(i) Non-GAAP measures – Shareholders’ equity per share is defined as shareholders’ equity divided by total number of shares outstanding at end of period. Equity ratio is defined as shareholders’ equity divided by total assets at the end of period.

Production Summary	Three months ended December 31			Year ended December 31
(excluding Aljustrel)	2008	2007	Change	2008	2007	Change
Copper (tonnes)	25,093	27,487	-8.7%	97,944	97,120	0.8%
Zinc (tonnes)	32,406	36,994	-12.4%	151,157	151,830	-0.4%
Lead (tonnes)	9,917	10,370	-4.4%	44,799	44,560	0.5%
Nickel (tonnes)	2,179	1,690	28.9%	8,136	3,269	148.9%

LUNDIN MINING CORPORATION

The complete 2008 annual financial statements, management’s discussion and analysis and notes to the financial statements are available on Sedar (www.sedar.com) or the Company’s website (www.lundinmining.com).

About Lundin Mining
Lundin Mining Corporation is a diversified base metals mining company with operations in Portugal, Spain and Sweden, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: +1- 604- 689- 7842
Josh Crumb, Investor Relations Toronto: +1-416-342- 5565
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements
Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors -Reserve and Resource Estimates
In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 -Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.